EXHIBIT 99.10

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Energy Resources of Australia Ltd. (***ERA***)
ACN/ARSN	ACN 008 550 865

1. Details of substantial holder

Name	Rio Tinto Limited (ACN 004 458 404) and each of the parties set out in Annexure A (the ***Substantial Shareholders***)
ACN/ARSN (if applicable)	See Annexure A

There was a change in the interests of the substantial holder on:	21/11/2024
The previous notice was given to the company on	27/02/2020
The previous notice was dated	27/02/2020

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Fully paid ordinary shares in ERA	3,186,682,634	86.33%	399,036,399,431	98.43%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
12/05/2023	See Annexure A	New shares issued by ERA following completion of the renounceable entitlement offer announced by ERA on 4 April 2023[1]	$0.02 per new ordinary share in ERA	15,933,413,170 ordinary shares	15,933,413,170
21/11/2024	See Annexure A	New shares issued by ERA following completion of the renounceable entitlement offer announced by ERA on 29 August 2024	$0.002 per new ordinary share in ERA	379,916,303,627 ordinary shares	379,916,303,627

[1]Although the Substantial Shareholders were issued further shares in ERA pursuant to the entitlement offer launched by ERA on 4 April 2023, the Substantial Shareholders' relevant interest, as a percentage of the total issued shares in ERA, did not change.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
North Limited	North Limited	North Limited	Relevant interest under s608(1) of the *Corporations Act 2001* (*Cth*) (***Corporations Act***), as the holder of ordinary shares	240,529,208,153 ordinary shares	59.33%
North Limited	Peko-Wallsend Pty Ltd	Peko-Wallsend Pty Ltd	Relevant interest under s608(3) of the Corporations Act as the sole shareholder in Peko-Wallsend Pty Ltd	158,507,191,278 ordinary shares	39.10%
Peko-Wallsend Pty Ltd	Peko-Wallsend Pty Ltd	Peko-Wallsend Pty Ltd	Relevant interest under s608(1) of the Corporations Act as the registered holder of ordinary shares	158,507,191,278 ordinary shares	39.10%
Each Substantial Shareholder	North Limited	North Limited	Relevant interest under s608(3) of the *Corporations Act*	240,529,208,153 ordinary shares	59.33%
Each Substantial Shareholder	Peko-Wallsend Pty Ltd	Peko-Wallsend Pty Ltd	Relevant interest under s608(3) of the Corporations Act	158,507,191,278 ordinary shares	39.10%

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name Tim Paine

capacity **Company Secretary** Rio Tinto Limited

sign here

date 21/11/2024

Annexure "A" to Form 604 This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 21 November 2024. ________________________________________ Tim Paine Company Secretary, Rio Tinto Limited Substantial Shareholders a) North Limited (ACN 005 233 689) of Level 18, Central Park, 152-158 St Georges Terrace, Perth, WA, 6000; b) Peko-Wallsend Pty Ltd (ACN 000 245 054) of Level 18, Central Park, 152-158 St Georges Terrace, Perth, WA, 6000; c) Rio Tinto Limited (ACN 004 458 404) of Level 43, 120 Collins Street, Melbourne, VIC 3000; d) Each subsidiary of Rio Tinto Limited (ACN 004 458 404) other than North Limited and Peko-Wallsend Pty Ltd of Level 18, Central Park, 152-158 St Georges Terrace, Perth, WA, 6000; e) Rio Tinto plc of 6 St James's Square, London SW1Y 4AD; and f) Each subsidiary of Rio Tinto plc of 6 St James's Square, London SW1Y 4AD. (each a Substantial Shareholder, together the Substantial Shareholders). Rio Tinto Limited (ACN 004 458 404) gives this notice on its own behalf and on behalf of each of the other Substantial Shareholders.